AD 9/4

08032231

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67227 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dimension Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 Fifth Avenue. 5th Floor
(No. and Street)

| New York | New York | 10003 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip G. Potter, Partner (212) 531-8502
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name – *if individual, state last, first, middle name*)

| 110 Wall Street, 11th Floor | NY | NY | 10005 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
SEP 05 2008
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SEC Mail Processing Section
SEP 03 2008
Washington, DC
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**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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## OATH OR AFFIRMATION

I, Philip Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dimension Securities, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

Ralph A. Daluto, Jr.
Notary Public, State of New York
No. 02DA5013902
Qualified In Richmond County
Commission Expires October 11, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dimension Securities LLC

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2007

Schedule 1

| | Per Audit | Adjustments | Amended |
|---|---|---|---|
| Assets | $ 154,531 | | $ 154,531 |
| Less: Liabilities | (81,543) | | (81,543) |
| Total Ownership Equity | 72,988 | | 72,988 |
| Less: Non Allowable Assets | (5,404) | $ (25,674) | (31,078) |
| Total Net Capital Before Haircuts | 67,584 | | 41,910 |
| Less: Haircuts | - | | |
| Net Capital | 67,584 | | 41,910 |
| Minimum Net Capital | (5,000) | $ (436) | (5,436) |
| Excess net capital | 62,584 | | 36,474 |
| Aggregate indebtedness | 81,543 | | 81,543 |
| Ratio AI to NC | 121% | | 195% |
| Non AI Liabilities | - | | |

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Dimension Securities LLC FOCUS report - PartIIA as of December 31, 2007 and this audit, as amended.

This amendment is being made to correct a proofreading error on this schedule, Schedule 1. The $25,674 adjustment is to reflect that as of December 31, 2007, there was a restricted balance held by LEK Securities, which is not deductible. While my audit reflected this adjustment, in the final review and comparison to the balance sheet, after review and comparison to FOCUS, the nonallowable receivable was deleted from this schedule.

The $436 reflects 1/15 of aggregate indebtedness, rather than $5,000 minimum.

END